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                            March 3, 2023

       Mitchell Cariaga
       Director
       Oak Woods Acquisition Corp.
       101 Roswell Drive
       Nepean, ON
       K2J 0H5, Canada

                                                        Re: Oak Woods
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 17,
2023
                                                            File No. 333-269862

       Dear Mitchell Cariaga:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed February 17, 2023

       Capitalization, page 117

   1. We note that you determined the private warrants do not meet the criteria for equity treatment outlined in
ASC 815-40 and therefore must be accounted for as a liability.
                                                        Please tell us how you
estimated the fair value of the warrants and why no value has been ascribed to the
liability in the capitalization table.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mitchell Cariaga
Oak Woods Acquisition Corp.
March 3, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameMitchell Cariaga
                                                           Division of
Corporation Finance
Comapany NameOak Woods Acquisition Corp.
                                                           Office of Real
Estate & Construction
March 3, 2023 Page 2
cc:       Warren A. Raiti, Esq.
FirstName LastName